UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________ )*


                        India Globalization Capital, Inc.
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                                (Name of Issuer)


                         Common Stock, par value $0.0001
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                         (Title of Class of Securities)


                                    45408X100
                            ------------------------
                                 (CUSIP Number)


                                  March 7, 2008
                                December 31, 2008
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 pages

CUSIP No.     45408X100

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   1.   Names of Reporting Persons.    Adam Gross
        I.R.S. Identification Nos. of above persons (entities only).
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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]

        (b) [ ]
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization            United States
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Number of           5.   Sole Voting Power                    0
Shares Bene-      --------------------------------------------------------------
ficially owned      6.   Shared Voting Power                  622,069
by Each           --------------------------------------------------------------
Reporting           7.   Sole Dispositive Power               0
Person With:      --------------------------------------------------------------
                    8.   Shared Dispositive Power             622,069
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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person     622,069
--------------------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)  [ ]
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   11.  Percent of Class Represented by Amount in Row (9)     6.8%
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   12.  Type of Reporting Person (See Instructions) IN
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                                Page 2 of 8 pages

CUSIP No.     45408X100

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.    APG Capital, LP
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]

        (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC Use Only
--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power                0
Shares Bene-      --------------------------------------------------------------
ficially owned      6.   Shared Voting Power              622,069
by Each           --------------------------------------------------------------
Reporting           7.   Sole Dispositive Power           0
Person With:      --------------------------------------------------------------
                    8.   Shared Dispositive Power         622,069
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person     622,069
--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)     6.8%
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions) PN
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                                Page 3 of 8 pages

CUSIP No.     45408X100

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.    APG Capital Partners, LP
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]

        (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC Use Only
--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power                0
Shares Bene-      --------------------------------------------------------------
ficially owned      6.   Shared Voting Power              622,069
by Each           --------------------------------------------------------------
Reporting           7.   Sole Dispositive Power           0
Person With:      --------------------------------------------------------------
                    8.   Shared Dispositive Power         622,069
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person     622,069
--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)     6.8%
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

                                Page 4 of 8 pages

CUSIP No.     45408X100

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.    APG Capital Management, LLC
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]

        (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC Use Only
--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power             0
Shares Bene-      --------------------------------------------------------------
ficially owned      6.   Shared Voting Power           622,069
by Each           --------------------------------------------------------------
Reporting           7.   Sole Dispositive Power        0
Person With:      --------------------------------------------------------------
                    8.   Shared Dispositive Power      622,069
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person     622,069
--------------------------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)     6.8%
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions) OO
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                                Page 5 of 8 pages

Item 1.

(a)   The name of the issuer is India Globalization Capital, Inc. (the
      "Issuer").

(b) The principal executive office of the Issuer is located at 4336 Montgomery Ave., Bethesda, Maryland 20814.

Item 2.

(a) This statement (this "Statement") is being filed by (i) APG Capital, LP, a Delaware limited partnership (the "Fund"), (ii) APG Capital Partners, LP, a Delaware limited partnership ("APG Capital Partners"), which serves as the general partner of the Fund, (iii) APG Capital Management, LLC, a Delaware limited liability company ("APG Capital Management"), which serves as the investment manager of the Fund and the general partner of APG Capital Partners, and (iv) Adam Gross, the managing member of APG Capital Management (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly beneficially owns all of the shares of Common Stock reported in this Statement. APG Capital Partners, APG Capital Management and Mr. Gross may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Filer other than the Fund disclaims beneficial ownership of such shares.

(b) The principal business office of each of the Filers is 12 Greenway Plaza, Suite 1100, Houston, Texas 77046.

(c)   For citizenship information see item 4 of the cover sheet of each Filer.

(d)   This Statement relates to the Common Stock of the Issuer.

(e)   The CUSIP Number of the Common Stock of the Issuer is 45408X100.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)  [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.

For information as of December 31, 2008, see Items 5-9 and 11 on the cover page for each Filer, and Item 2 above. The percentage ownership of each Filer is based on 8,780,107 shares of Common Stock outstanding as of September 30, 2008, as reported on the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2008 for the quarterly period ended September 30, 2008.

                                Page 6 of 8 pages

As of March 7, 2008, the Fund beneficially owned 670,412 shares of Common Stock, representing 7.5% of the Issuer's outstanding Common Stock. The foregoing percentage is based on 8,570,107 shares of Common Stock outstanding as of March 7, 2008 as determined from the Issuer's public filings.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)   Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 7 of 8 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

      ADAM GROSS
      APG CAPITAL PARTNERS, LP
      APG CAPITAL MANAGEMENT, LLC
      APG CAPITAL, LP

      By: /s/ Adam Gross
          ----------------------------------------
      Adam Gross, for himself and as Managing
      Member of APG Capital Management (for
      itself and on behalf of APG Capital Partners
      (for itself and on behalf of the Fund))


                                Page 8 of 8 pages

                                  EXHIBIT INDEX

Exhibit No.    Document
-----------    --------

    1          Joint Filing Agreement

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of India Globalization Capital, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 12, 2009

                               ADAM GROSS
                               APG CAPITAL PARTNERS, LP
                               APG CAPITAL MANAGEMENT, LLC
                               APG CAPITAL, LP

                               By: /s/ Adam Gross
                                   ----------------------------------------
                               Adam Gross, for himself and as Managing
                               Member of APG Capital Management (for itself
                               and on behalf of APG Capital Partners (for
                               itself and on behalf of the Fund))